Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403 Niamh Lyons Ph: 353-1-663-3602	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

ELAN ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F
FOR YEAR ENDED DECEMBER 31, 2009

DUBLIN, Ireland—February 25, 2010 --Elan Corporation, plc (NYSE: ELN) today announced the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2009. The Form 20-F is available on Elan's website at www.elan.com. Elan will provide to all holders of Elan securities, upon request and free of charge, a hard copy of our complete audited financial statements included in our Form 20-F.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
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